For period ending (a) June 30, 1999
File Number (c) 811-4661



                          SUB-ITEM 77J


     Reclassification  of  Capital  Accounts:   The
     Fund accounts for and reports distributions to
     shareholders  in accordance with the  American
     Institute  of  Certifies  Public  Accountants'
     Statement  of  Position  93-2:  Determination,
     Disclosure,     and    Financial     Statement
     Presentation  of  Income,  Capital  Gain,  and
     Return  of Capital Distributions by Investment
     Companies.   The  effect  of   applying   this
     statement was to increase distributions in excess of net investment income by $1,590,011 and increase accumulated net realized gain on investments by $1,590,011 for foreign currency losses realized and recognized during the six months ended June 30, 1999. Net investment income, net realized gains and net assets were not affected by this change.